UNITED STATES
                     	SECURITIES AND EXCHANGE COMMISSION
                          	Washington, D.C.  20549

                                 	SCHEDULE 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 10)*.

	Crawford & Company

	Class A Common

	22463320

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  22463320 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Banks, Inc. as Parent Holding Company for:  SunTrust
Banks of Tennessee, Inc.; SunTrust Banks of Georgia, Inc.,as
Parent Company for SunTrust Bank, Atlanta, and in various fiduciary capacities. 58-1575035
---------------------------------------------------------------2.
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(A)______
(B)______
-------------------------------------------------------------------
3.	SEC USE ONLY
-------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OR ORGANIZATION

Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			10,682,877
---------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			594,894
---------------------------------------------------
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			10,785,815
---------------------------------------------------
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				650,272
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,439,462
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

44.1%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

HC and BK




CUSIP NO. 22463320 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Bank, Atlanta and in various fiduciary capacities.
 58-1198830
---------------------------------------------------------------2.
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(A)______
(B)______
-------------------------------------------------------------------
3.	SEC USE ONLY
-------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OR ORGANIZATION

Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			10,681,190
---------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			594,894
---------------------------------------------------
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			10,785,815
---------------------------------------------------
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				648,585
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,437,775
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

44.1%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

BK


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G
	UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a) Name of Issuer:
------------------------
Crawford & Company

Item 1(b) Address of Issuer's Principal Executive Offices:
---------------------------------------------------------
5620 Glenridge Drive, N.E.
Atlanta, Georgia  30342

Item 2(a) Name of Person Filing:
-------------------------------
SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks of Tennessee, Inc.; SunTrust Banks of Georgia, Inc., as Parent
Company for SunTrust Bank, Atlanta and in various fiduciary capacities.

Item 2)b) Address of Principal Business Office(s):
-------------------------------------------------
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

Item 2(c) Citizenship:
---------------------
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of
Tennessee, Inc. is a Tennessee corporation; SunTrust Banks of
Georgia, Inc. is a Georgia corporation; SunTrust Bank, Atlanta is a Georgia banking association.

Item 2(d) Title of Class of Securities:
--------------------------------------
Common Stock

Item 2(e) CUSIP Number:
----------------------
22463320

Item 3 Type of Person:
---------------------
(b)	Bank as defined in section 3(a)(6) of the Act.
(g)	Parent Holding company, in accordance with para. 240,13d-
1(1)(ii))H).

Item 4 Ownership:
----------------
Amount beneficially owned:	11,439,462

(b)	Percent of Class:	44.1%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	10,682,877

(ii)	Shared power to vote or to direct the vote:	594,894

(iii)Sole power to dispose or to direct the
disposition of:						10,785,815

(iv)	Shared power to dispose or to direct the
disposition of:						650,272


Item 5 Ownership of Five Percent of Less of Class:
-------------------------------------------------
Not Applicable

Item 6 Ownership of More than 5 Percent of Behalf of Another
Person:
-------------------------------------------------------------------
See Exhibit B

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding
Company:
-------------------------------------------------------------------
See Item 2 and Exhibit C

Item 8 Identification and Classification of Members of the Group:
----------------------------------------------------------------
Not Applicable

Item 9 Notice of Dissolution of Group:
-------------------------------------
Not Applicable

Item 10 Certification:
---------------------
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature:
---------
After reasonable inquiry an to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
-----
February 10, 2000

SunTrust Banks, Inc.

By	/s/ Cynthia S. Walker
Assistant Vice President
STI Trust and Investment Operations, Inc. as agent for
SunTrust Banks, Inc.


	EXHIBIT A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.


	EXHIBIT B


Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.


	EXHIBIT C


     				Sole		Shared	Sole		    Shared
      			Voting	Voting	Power to	   Power to
Name of Person Filing      	    Power	    Power	   Dispose	 Dispose
-----------------------------------------------------------------------
SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Atlanta   	10,681,190   	594,894   	10,785,815 	648,585
and in Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Banks of Tennessee, Inc.
as Parent Holding Company for:
---------------------------------
SunTrust Bank, Nashville, N.A.	  1,687   	-0-	   -0-          	1,687
and in Various Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244


Shares Beneficially Owned	11,439,462


SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

February 10, 2000

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Crawford & Company
Class A Common stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,


/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc:	Crawford & Company
New York Stock Exchange






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